

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2014

<u>Via E-mail</u>
Donald R. Fishback
Chief Financial Officer
Moog Inc.
400 Jamison Road
East Aurora, New York 14052-0018

      Re: **Moog Inc.**
           Form 10-K for Fiscal Year Ended September 28, 2013
           Filed November 12, 2013
           File No. 1-05129

Dear Mr. Fishback:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief